Registration No. 333-237342

Filed Pursuant to Rule 433

Dated January 29, 2021

News
FOR IMMEDIATE RELEASE

Bank of Montreal Announces the Split of Three Series of ETNs

NEW YORK, January 29, 2021 – Bank of Montreal (TSX:BMO)(NYSE:BMO) announced today that it will implement a split of three series of its outstanding exchange traded notes, as listed in the table below (the “ETNs” or “Notes”). The split of the three series will be effective at the open of trading on February 12, 2021 (the “effective date,” or the “ex date”).

ETN	Ticker Symbol	Split Ratio	CUSIP
MicroSectors™ FANG+™ Index 3X Leveraged ETNs due January 8, 2038	FNGU	10-for-1	063679872
MicroSectors™ FANG+™ Index 2X Leveraged ETNs due January 8, 2038	FNGO	5-for-1	063679856
MicroSectors™ FANG+™ ETNs due January 8, 2038	FNGS	4-for-1	06368B504

The closing indicative value of the ETNs on February 11, 2021 (the “payable date”) will be divided by the number indicated above to determine the split-adjusted closing indicative value of the ETNs. The number of ETNs outstanding at the close of trading on the payable date correspondingly will be multiplied by the number indicated above to determine the adjusted number of ETNs outstanding as of the effective date. The holders of the ETNs as of February 10, 2021 (the “record date”) will see this change reflected on the payable date. The split will be effective at the open on the ex date, and the ETNs will begin trading on the NYSE Arca on a split-adjusted basis on that date.

Following the split, each ETN will have the same CUSIP and ISIN, and will continue to trade under the same ticker symbol.

The split will affect the trading denominations of each series of the ETNs, but it will not have any effect on the stated principal amount of those ETNs.

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Illustration of a Split

The following table shows the effect of a hypothetical 10-to-1 split on the hypothetical closing indicative value of the ETNs. The closing indicative value of an ETN is not the same as the principal amount (currently, $50) or the trading price of that ETN.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value

Pre-Split	1,000	$100.00	$100,000

1-for-10 Post-Split	10,000	$10.00	$100,000

None of the other exchange traded notes issued by Bank of Montreal are affected by this announcement.

The Notes are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own financial advisors as to these matters.

The leveraged ETNs discussed in this press release (FNGU and FNGO) are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct long or short investment in the index underlying those ETNs.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding each offering of the ETNs discussed in this press release. Please read those documents and the other documents relating to the ETNs that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the ETNs. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offerings of the ETNs, will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX Shares

Founded in 2015, REX Shares (REX) is an independent provider of exchange-traded products (ETPs) based in Fairfield, Connecticut. As ETP architects, the REX team creates investment vehicles that solve for a range of specific challenges in investor portfolios. The firm is rooted in decades of structuring and building inventive exchange-traded product solutions.

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For more information, please visit www.microsectors.com

Follow REX on Twitter @msectors

REX Media Contacts: media@rexshares.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $949 billion as of October 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

BMO Media Contact: Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs: US.ETN@bmo.com, +1-877-369-5412

Internet: www.bmo.com

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